Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES FIVE-
YEAR MINING SERVICES CONTRACT

Edmonton, Alberta, November 5, 2012 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced that the Company has been awarded a five-year master services contract for the provision of civil mine support services at a new mine site near Fort McMurray, Alberta.

“We are very pleased to have been awarded this contract,” said NAEP’s Vice President of Oil Sands, Barry Palmer.  “The scope of the new contract covers overburden removal, reclamation, mine services and civil support and maintenance.  We plan to mobilize our equipment to site in November with activity levels expected to gradually ramp up over the winter, thereby enabling us to improve the utilization of our heavy equipment fleet. While there is typically no committed backlog associated with master services agreements, we anticipate generating annual revenues of $40 to $50 million under this new contract.”

“This is another significant step in the right direction for the Company,” added NAEP’s President and CEO, Martin Ferron.  “Since the outset of oil sands site preparation activities in the 1970’s, we have been providing Heavy Construction and Mining services to every mine in the Fort McMurray area.  This new important contract award extends our proud track-record of service and success.  We are very gratified that another major customer has included us in their long-term plans.”

About North American Energy Partners

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

This release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may", "could", "would", "should", "believe", "expect", "anticipate", "plan", "estimate", "target", "project", "intend", "continue", "further" or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws, and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than as required by applicable law, to update or revise those statements.

NEWS RELEASE

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca